Exhibit 99.1

Spectrum Cannabis welcomes JWC dried cannabis products to its online platform

Diversified offering reinforces commitment to medical customers

SMITHS FALLS, ON, Nov. 1, 2018 /CNW/ - Spectrum Cannabis Inc. ("Spectrum Cannabis"), wholly-owned subsidiary of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth"), is pleased to announce that it has added dried cannabis products from Craft Grow partner James E. Wagner Cultivation ("JWC") (TSXV: JWCA) to its online store,  reinforcing its commitment to quality and variety for its registered medical customers.

JWC is a Licensed Producer based in Kitchener, Ontario. It began as a family business and is focused on clean, consistent, aeroponically-grown cannabis using its proprietary technology platform, GrowthSTORMTM.

"As cannabis markets evolve in Canada, our medical customers will continue to be a priority. Offering a diverse selection of cannabis, including products from trusted partners like JWC, helps ensure the varied needs of our patient base can be met," said Mark Zekulin, President and Co-CEO, Canopy Growth.

Products offered through verified third-party partners ensure a win-win-win scenario for Spectrum Cannabis, medical cannabis partners and, most importantly, its medical customers. Through this relationship, Spectrum Cannabis diversifies its online offering, customers get more variety, and JWC gains access to the largest medical customer base in Canada.  JWC is the third Licensed Producer to sell its products through the Spectrum Cannabis online store and its first available product is its high-CBD strain "Cannatonic". In the near future, JWC anticipates that several of its THC-dominant strains will also become available for customers registered to the Spectrum Cannabis online store.

In addition to offering a high variety of products in its store, including discreet, precisely dosed Softgel capsules, Spectrum Cannabis is committed to medical customers by covering the cost of the federal excise tax on Spectrum Cannabis branded products, by continuing to offer its first of its kind Compassionate Pricing program to eligible customers, and by keeping the price of its dried flower products at $8.50 a gram or lower.

Spectrum Cannabis: Medical Cannabis. Simplified.TM

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit

www.canopygrowth.com

About Spectrum Cannabis
Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, and ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to product availability and variety through Spectrumcannabis.com. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2018/01/c3201.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:30e 01-NOV-18